UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PHH CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.00% Convertible Senior Notes Due 2017

(Title of Class of Securities)

693320 AQ6

(CUSIP Number of Class of Securities)

William F. Brown, Esq.
Senior Vice President, General Counsel and Secretary
PHH Corporation
3000 Leadenhall Road

Mt. Laurel, New Jersey 08054
(856) 917-1744

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Zeidel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$219,002,454	$25,448.00

*              Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 6.00% Convertible Senior Notes Due 2017 (the “Notes”), this valuation is based on the book value of the securities to be received by PHH Corporation (“PHH”) and assumes the exchange of all $245,000,000 aggregate principal amount of the Notes currently outstanding, for cash and shares of common stock of PHH, par value $0.01 per share.

**           The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.2 for each $1,000,000 of the value of the transaction.

☐            Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐            Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by PHH Corporation, a Maryland corporation (“PHH” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by PHH to exchange any and all of its 6.00% Convertible Senior Notes Due 2017 (the “Notes”) for consideration per each $1,000 principal amount of validly tendered and accepted Notes of $1,125.00 in cash, plus accrued and unpaid interest from June 15, 2015 to, but excluding, the settlement date (which we expect to be June 18, 2015), and a number of shares of the Company’s common stock, par value $0.01 per share, which we refer to as the “Exchange Ratio” (together, the “Offer Consideration”). The Exchange Ratio will be fixed by 4:30 p.m., New York City time, on the Expiration Date (as defined in the Offer to Exchange, dated May 6, 2015, filed as Exhibit (a)(1)(A) hereto, as the same may be amended from time to time (the “Offer to Exchange”)), and will be equal to the sum of the Daily Settlement Amounts (as defined in the Offer to Exchange) for each VWAP Trading Day (as defined in the Offer to Exchange) during the Observation Period (as defined in the Offer to Exchange).

The offer is made upon the terms and subject to the conditions described in the Offer to Exchange and the accompanying Letter of Transmittal. The Offer to Exchange and the accompanying Letter of Transmittal are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto.

The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act. This offer is being made by PHH pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

Item 1.                                 Summary Term Sheet.

The information set forth under the captions “Summary of the Offer” and “Questions and Answers about the Offer” in the Offer to Exchange is incorporated herein by reference.

Item 2.                                 Subject Company Information.

(a)                                 The name of the issuer is PHH Corporation and the address of its principal executive office is 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054. The telephone number of its principal executive office is (856) 917-1744.

(b)                                 The subject securities are the Notes. As of the date hereof, there is $245.0 million aggregate principal amount of Notes outstanding. The information set forth in the Offer to Exchange under the caption “Summary of the Offer” is incorporated herein by reference.

(c)                                  The information set forth in the Offer to Exchange under the captions “Description of the Offer—Market and Trading Information” and “Price Range of Common Stock and PHH’s Dividend Policy” is incorporated herein by reference.

Item 3.                                 Identity and Background of Filing Person.

(a)                                 The name of the filing person is PHH Corporation and the address of its principal executive office is 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054. The telephone number of its principal executive office is (856) 917-1744.

The following persons are directors and executive officers of PHH. No single person or group of persons controls PHH.

Name	Position

William F. Brown	Senior Vice President, General Counsel and Secretary

Jane D. Carlin	Director

Robert B. Crowl	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

James O. Egan	Non-Executive Chairman of the Board of Directors

Thomas P. Gibbons	Director

Leith W. Kaplan	Senior Vice President and Chief Risk and Compliance Officer

Allan Z. Loren	Director

Glen A. Messina	President, Chief Executive Officer and Director (Principal Executive Officer)

Gregory J. Parseghian	Director

Charles P. Pizzi	Director

Deborah M. Reif	Director

Kathryn M. Ruggieri	Senior Vice President and Chief Human Resources Officer

Carroll R. Wetzel, Jr.	Director

The address and telephone number of each director and executive officer of PHH listed above are: c/o PHH Corporation, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054 and (856) 917-1744.

Item 4.                                 Terms of the Transaction.

(a)                                 The information set forth in the Offer to Exchange under the captions “Summary of the Offer,” “Questions and Answers about the Offer,” “Description of the Offer,” “Comparison of Rights of Holders of Notes and Holders of Common Stock,” “Description of PHH Capital Stock” and “U.S. Federal Income Tax Consequences,” as well as the information set forth in the related Letter of Transmittal, is incorporated herein by reference.

(b)                                 To the knowledge of PHH, based on reasonable inquiry, no Notes are owned by PHH or any officer, director or affiliate of PHH, and therefore no Notes will be purchased from or exchanged by PHH or any officer, director or affiliate of PHH. The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

Item 5.                                 Past Contacts, Transactions, Negotiations and Agreements.

(a)                                 PHH has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Notes:

1.                                      Indenture between PHH, as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee, dated as of January 17, 2012 (the “Base Indenture”).

2.                                      First Supplemental Indenture between PHH, as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee, dated as of January 17, 2012 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).

The material terms of the Indenture are set forth in the Offer to Exchange under the caption “Description of Notes.”

For information regarding PHH’s equity incentive plans, see the discussion under the caption “Executive Compensation” of PHH’s Definitive Proxy Statement for its 2015 annual meeting of stockholders, which information is incorporated herein by reference. For information regarding PHH’s share repurchase programs, see the discussion under Item 5, Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 7A, Quantitative and Qualitative Disclosures about Market Risk, of PHH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which information is incorporated herein by reference.

Item 6.                                 Purposes of the Transaction and Plans or Proposals.

(a)                                 The information set forth in the Offer to Exchange under the caption “Purpose of the Offer” is incorporated herein by reference.

(b)                                 The information set forth in the Offer to Exchange under the caption “Use of Securities Acquired” is incorporated herein by reference.

(c)                                  At any given time, PHH may be evaluating or in discussions regarding one or more strategic transactions although, PHH currently has no plans, proposals or negotiations described in Item 1006(c) of Regulation M-A under the Exchange Act to disclose at this time.

Item 7.                                 Source and Amount of Funds or Other Consideration.

(a)                                 The information set forth in the Offer to Exchange under the captions “Summary of the Offer,” “Questions and Answers about the Offer” and “Description of the Offer—Terms of the Offer” is incorporated herein by reference.

(b)                                 The information set forth in the Offer to Exchange under the caption “Description of the Offer—Conditions to the Offer” is incorporated herein by reference. PHH has no alternative financing plans or arrangements.

(c)                                  Not applicable.

Item 8.                                 Interest in Securities of the Subject Company.

(a)                                 To the knowledge of PHH, based on reasonable inquiry, no Notes are owned by PHH or any officer, director or affiliate of PHH, and therefore no Notes will be acquired from or exchanged by PHH or any officer, director or affiliate of PHH. The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

(b)                                 The information set forth in the Offer to Exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

Item 9.                                 Persons/Assets, Retained, Employed, Compensated or Used.

For information regarding the Financial Advisor, Exchange Agent and the Information Agent, see the information set forth in the Offer to Exchange under the caption “Financial Advisor, Exchange Agent and Information Agent,” which is incorporated herein by reference. No persons have been directly or indirectly employed, retained, engaged or otherwise compensated to make solicitations or recommendations in connection with the offer, other than certain employees of PHH, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation. See the information set forth in the Offer to Exchange under the captions “Notice to Investors” and “Description of the Offer—Terms of the Offer,” which is incorporated herein by reference.

Item 10.                          Financial Statements.

(a)                                 The information set forth in the Offer to Exchange under the captions “Selected Historical Consolidated Financial Data,” “Incorporation by Reference; Additional Information” and “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(b)                                 The information set forth in the Offer to Exchange under the caption “Capitalization” is incorporated herein by reference.

Item 11.                          Additional Information.

(a)                                 The information set forth in the Offer to Exchange under the captions “Our Company—Recent Developments”, “Interests of Directors and Officers” and “Description of the Offer—Conditions to the Offer” is incorporated herein by reference.

(b)                                 The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12.                          Exhibits.

No.	Description

(a)(1)(A)*	Offer to Exchange, dated May 6, 2015.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to DTC Participants

(a)(1)(D)*	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees

(a)(1)(E)*	Form of Notice of Voluntary Offering Instructions

(a)(5)	Press Release, dated May 6, 2015, incorporated by reference to Exhibit 99.1 to PHH’s Current Report on Form 8-K filed with the SEC on May 6, 2015.

(d)(1)

Indenture, dated as of January 17, 2012, between PHH and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as Exhibit 4.1 to PHH’s Current Report on Form 8-K filed on January 17, 2012.

(d)(2)

First Supplemental Indenture, dated as of January 17, 2012, between PHH and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as Exhibit 4.2 to PHH’s Current Report on Form 8-K filed on January 17, 2012.

(d)(3)	Form of Note (included in Exhibit d(2))

(d)(4)

Master Terms and Conditions for Warrants, dated September 23, 2009, by and between PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(5)

Confirmation of Warrants, dated September 23, 2009, by and between PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.5 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(6)	Master Terms and Conditions for Warrants, dated September 23, 2009, by and between

No.	Description

PHH and Wachovia Bank, National Association, filed as Exhibit 10.7 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(7)	Confirmation of Warrants, dated September 23, 2009, by and between PHH and Wachovia Bank, National Association, filed as Exhibit 10.9 to PHH Current Report on Form 8-K filed on September 29, 2009.

(d)(8)	Master Terms and Conditions for Warrants, dated September 23, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.11 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(9)	Confirmation of Warrants, dated September 23, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.13 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(10)

Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

(d)(11)

Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and Wachovia Bank, National Association, filed as Exhibit 10.4 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

(d)(12)	Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.6 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

(d)(13)	PHH Management Incentive Plan, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on April 6, 2010.

(d)(14)	Form of PHH Management Incentive Plan Award Notice, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on April 6, 2010.

(d)(15)	Amended and Restated 2005 Equity and Incentive Plan (as amended and restated through June 17, 2009), filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on June 22, 2009.

(d)(16)	First Amendment to the PHH Amended and Restated 2005 Equity and Incentive Plan, effective August 18, 2010, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on August 20, 2010.

(d)(17)

Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Agreement, as amended, filed as Exhibit 10.28 to our Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.

(d)(18)

Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Conversion Award Agreement, filed as Exhibit 10.29 to PHH’s Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.

(d)(19)

Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement, as revised June 28, 2005, filed as Exhibit 10.36 to PHH’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.

(d)(20)	Form of PHH 2005 Equity and Incentive Plan Restricted Stock Unit Award Agreement, as

No.	Description

revised June 28, 2005, filed as Exhibit 10.37 to PHH’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.

(d)(21)	Form of 2011 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on November 18, 2011.

(d)(22)	Form of February 2012 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on February 24, 2012.

(d)(23)	Form of February 2012 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on February 24, 2012.

(d)(24)	Form of September 2012 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on October 3, 2012.

(d)(25)	Form of September 2012 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.4 to PHH’s Current Report on Form 8-K filed on October 3, 2012.

(d)(26)	Form of 2014 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.7.12 to our Annual Report on Form 10-K for the year ended December 31, 2013 filed on February 26, 2014.

(d)(27)	Form of 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.7.13 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2013 filed on February 26, 2014.

(d)(28)	PHH 2014 Equity and Incentive Plan, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on May 29, 2014.

(d)(29)	PHH Equity Compensation Program for Non-Employee Directors, filed as Exhibit 10.9 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 27, 2015.

(d)(30)	Form of 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(31)	Form of September 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.11 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 27, 2015.

(d)(32)

Form of October 2014 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.4 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(33)	Form of October 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.5 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(34)

Form of Amendment, dated as of July 11, 2014, to the Restricted Stock Unit Award Agreements, filed as Exhibit 10.7.1 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(35)	Form of Amendment, dated as of July 11, 2014, to the Non-Qualified Stock Option Award

No.	Description

Agreements, filed as Exhibit 10.7.2 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(g)	Not applicable.

(h)	Not applicable

*                                         Filed herewith.

Item 13.                          Additional Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2015

PHH Corporation

By:	/s/ Hugo Arias
Name:	Hugo Arias
Title:	Senior Vice President and Treasurer